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                                                                    Exhibit 99.1


Press Release                           Source: Transamerica Finance Corporation

         TRANSAMERICA FINANCE CORPORATION SUCCESSFULLY COMPLETES CONSENT
                   SOLICITATION OF ITS PUBLIC DEBT SECURITIES

HOFFMAN ESTATES, Ill., January 12 /PRNewswire-FirstCall/ -- Transamerica Finance Corporation (the "Company" or "TFC") today announced that it has received the requisite number of consents from holders of its outstanding public debt securities, listed in the attachment to this release, pursuant to a consent solicitation to amend certain terms and to waive certain rights of the holders under the indentures governing the debt securities subject to the consent solicitation. TFC will enter into supplemental indentures effecting such amendments to the related indentures as soon as is practicable. The consent solicitation is subject to the terms and conditions contained in the prospectus supplement and consent solicitation statement dated November 18, 2003 and the related prospectus dated November 17, 2003, as supplemented by the supplement dated January 2, 2004. Pursuant to the consent solicitation, AEGON N.V., the indirect parent of TFC, will provide guarantees relating to all series of the Company's outstanding public debt securities as soon as is practicable. Following the issuance of such guarantees, TFC intends to cease filing periodic reports pursuant to the Securities Exchange Act of 1934.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of such securities in any state in which such offer, solicitation or sale is not permitted. Such offer is only made by the prospectus supplement and consent solicitation statement and accompanying prospectus referred to above which have been filed with the Securities and Exchange Commission. Holders of the debt securities may obtain additional copies of the prospectus supplement and consent solicitation statement and related materials from the Information Agent, Georgeson Shareholder Communications, Inc., 17 State Street, 10th Floor, New York, New York 10004, by calling (866) 295-8149 (toll free) or (212) 440-9800 (call collect). UBS Securities LLC ("UBS") has acted as the Solicitation Agent.

Disclaimer
----------
The statements contained in this press release that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believes", "estimates", "intends", "may", "expects", "anticipates", "predicts", "plans", "continues", "wants", "should", "would", and "will" and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, among others, general economic and business conditions, competition, changes in financial markets (credit, currency, commodities and stocks), changes in foreign, political, social and economic conditions, regulatory initiatives and compliance with governmental regulations, judicial decisions and rulings, and various other matters, many of which are beyond the Company's control.

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                        Transamerica Finance Corporation
               Attachment to Press Release dated January 12, 2004

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     Debt Security                                                  CUSIP Number
     -------------                                                  ------------
     6 1/2% Debentures due March 15, 2011                           893502 AH 7
     Zero Coupon Debentures due September 1, 2007                   893502 AM 6
     Zero Coupon Debentures due March 1, 2010                       893502 AN 4
     Zero Coupon Debentures due September 1, 2012                   893502 AP 9
     7.50% Senior Notes due March 15, 2004                          893502 BQ 6
     6.40% Senior Notes due September 15, 2008                      893502 CX 0
     Medium Term Notes, Series E, due August 15, 2005               89350L GM 8
     Medium Term Notes, Series E, due August 25, 2005               89350L GP 1
     Medium Term Notes, Series E, due December 6, 2010              89350L GR 7
     Medium Term Notes, Series E, due December 6, 2010              89350L GS 5
     Medium Term Notes, Series F, due January 27, 2004              89350L HY 1
     Medium Term Notes, Series F, due January 28, 2004              89350L JA 1
     Medium Term Notes, Series F, due February 2, 2004              89350L JC 7
     Medium Term Notes, Series F, due February 4, 2004              89350L JE 3
     Medium Term Notes, Series F, due February 12, 2004             89350L JK 9
     Medium Term Notes, Series F, due March 25, 2004                89350L JN 3
     Medium Term Notes, Series F, due May 14, 2004                  89350L JR 4
     Medium Term Notes, Series F, due January 14, 2009              89350L HU 9
     Medium Term Notes, Series F, due January 26, 2009              89350L HX 3
     Medium Term Notes, Series F, due January 28, 2009              89350L JB 9


SOURCE:  Transamerica Finance Corporation